FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2007

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

55 St. Clair Avenue West, 3rd Floor Toronto, Ontario, Canada M4V 2Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: April 2, 2007	Lewis N. Rose President and Chief Executive Officer

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

ALL FIGURES IN US$

CRYPTOLOGIC APPOINTS NEW CEO

Javaid Aziz brings 30 years of technology management, having served as chief executive of IBM UK

April 2, 2007 (Toronto, ON) – CryptoLogic Inc., a leading software developer to the global Internet gaming industry, today announced the appointment of Javaid Aziz as the company’s President and CEO. Aziz, with 30 years of diversified international experience in the information technology industry, served as chief executive of IBM United Kingdom Ltd. and went on to found Aspective Ltd., a leading wireless application service provider and consulting firm.

In September 2006, CryptoLogic announced that it will establish its new global headquarters in Dublin, Ireland. This will ensure management is closer to the majority of its business clients in Europe, an environment where gambling regulation is embraced, and closer to corporate opportunities. CryptoLogic plans to hold a special meeting of shareholders in May to approve the reconstitution of the company into a United Kingdom company resident in Ireland, whose shares will be listed on the TSX, NASDAQ Global Select Market and the London Stock Exchange.

Lewis Rose, the company’s CEO since July 2002, has assisted in the transition and is an advocate of the move to Ireland as the next logical step in CryptoLogic’s evolution. At the time of the September 2006 announcement, Rose announced his intention to step down as CEO because of family commitments, effective upon the hiring of the new CEO.

“As the pioneer and leader of the global e-gaming software industry, CryptoLogic is one of the world’s great technology success stories,” Aziz said. “No matter where you go, CryptoLogic’s brand is synonymous with integrity, innovation and financial performance. I’m excited to lead the CryptoLogic team as we set a course for continued growth and expansion in the U.K., Europe and Asia.”

Aziz brings impressive experience in leading an advanced technology business. Between 1975 and 1995, he held positions of increasing responsibility at IBM, ascending to the rank of chief executive for the United Kingdom. Following four years as senior vice president of Silicon Graphics, Aziz founded Aspective in 1999 and sold it in 2006 to Vodafone Group Plc, the global mobile phone and technology company.

“In Javaid Aziz, CryptoLogic has chosen an experienced leader in both the management of an innovative technology company — and a global business based in Europe,” said Robert Stikeman, CryptoLogic’s Chairman. “Lewis Rose has laid an excellent foundation — and we’re confident Javaid will build on this success.”

Aziz succeeds Rose, under whose leadership CryptoLogic consistently achieved new records in revenue and earnings. He led the company’s entry into the Internet poker industry and built one of the top revenue-generating poker networks in the world, and created the most innovative casino offering in the industry. Recognizing the regulatory uncertainty in the U.S. e-gaming market, Rose successfully shifted CryptoLogic’s business to Europe. He built new and enduring partnerships with many of the world’s blue-chip gaming and entertainment brands, including William Hill, and more recently, Playboy and Holland Casino. Rose also established CryptoLogic’s first presence in Asia, grew revenue from $34 million in 2002 to more than $100 million in 2006, and grew the company’s market capitalization from CDN$92 million in 1992 to CDN$400 million today.

TEL (416) 545-1455 FAX (416) 545-1454

55 ST. CLAIR AVENUE WEST, 3RD FLOOR, TORONTO, CANADA M4V 2Y7

2

“Working with the outstanding people at CryptoLogic has been one of the major highlights of my career,” Rose said. “Together, we’ve taken a young, entrepreneurial company and transformed it into a business that’s built to last, built to grow and built to win. With an outstanding new CEO, supported by the management team that I’ve been privileged to lead, CryptoLogic is set for success in the hottest e-gaming markets of today and tomorrow.”

There is no additional information which requires disclosure under paragraph 9.6.13R of the London Stock Exchange Listing Rules.

About CryptoLogic( (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Inc. is a world-leading, blue-chip public developer and supplier of Internet gaming software. Cryptologic’s leadership in regulatory compliance makes it one of the very few companies with gaming software that has been certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers who offer their games around the world to non-U.S. based players. For information on WagerLogic(, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY), the NASDAQ Global Select Market (CRYP), and the Main Market of the London Stock Exchange (CRP).

For more information, please contact:

CryptoLogic, (416) 545-1455	Argyle Communications, (416) 968-7311 (North American media)
Ken Wightman, Interim Director of Communications	Karen Passmore, ext. 228/ kpassmore@argylecommunications.com
Stephen Taylor, Chief Financial Officer	Daniel Tisch, ext 223/ dtisch@argylecommunications.com
Corfin Communications (UK media only)
Ben Hunt, +44 207 929 8985
Neil Thapar, +44 207 929 8999
Harry Chathli, +44 207 979 8980

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.